UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.                 )*

Tally-Ho Ventures, Inc.

(Name of Issuer)

Common Stock with par value of $0.10

(Title of Class of Securities)

87482R203 (CUSIP Number)

August 28, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The	remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 87482R203	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Financial & Investment Management Group, Ltd. 38-2562340
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,363,750
6 SHARED VOTING POWER None
7 SOLE DISPOSITIVE POWER 2,363,750
8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,363,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.7%
12	TYPE OF REPORTING PERSON* IA

Item 1(a)	Name of Issuer:

Tally-Ho Ventures, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

115 Route d’Arlon, L-8311 Capellen, Luxembourg

Item 2(a)	Name of Person Filing:

Financial & Investment Management Group, Ltd. (“FIMG”)

Item 2(b)	Address of Principal Business Office:

FIMG is located at: 111 Cass Street Traverse City, MI 49684

Item 2(c)	Citizenship:

FIMG is a Michigan corporation;

Item 2(d)	Title of Class of Securities:

Common Stock with par value $0.10

Item 2(e)	CUSIP Number:

84782R203

Item 3	Type of Person:

(e) FIMG is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940;

Page 3 of 6 Pages

Item 4	Ownership (at August 28, 2006):

(a) Amount owned “beneficially” within the meaning of rule 13d-3:

2,363,750

(b) Percent of class:

20.7% (based on 11,398,347 shares outstanding as of July 1, 2006)

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 2,363,750

(ii) shared power to vote or to direct the vote: None

(iii) sole power to dispose or to direct the disposition of: 2,363,750

(iv) shared power to dispose or to direct disposition of: None

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Page 4 of 6 Pages

Item 10             Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2006

Financial & Investment Management Group, Ltd.

By:	/s/ Matthew Bohrer
Matthew Bohrer
Chief Operating Officer and
Treasurer